Exhibit 99.1



Subsequent to the sale discussed in this amended report, as indicated in his original report, Mr. Robinson disposed of an additional 420,000 shares,leaving him as the beneficial owner of 4,797,948 shares of Common Stock, which includes
601,967 shares held directly and: (A) 890,904 shares of Common Stock, which are receivable upon conversion of 890,904 shares of Class A Stock, par value $.01 per share, owned by Richard Robinson; and (B) 490,000 shares of Common Stock subject to two variable forward agreements. Also includes shares owned by
(C) the Trust under the Will of Maurice R. Robinson (the
"Maurice R. Robinson Trust"), as follows: (i) 1,683,092 shares of Common Stock and (ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01 per share; and (D) the Trust under the Will of Florence L. Robinson (the "Florence L. Robinson Trust"), as follows: (i) 350,000 shares of Common Stock and
(ii) 116,676 shares of Common Stock which are receivable upon conversion of 116,676 shares of Class A Stock, par value $.01 share. Richard Robinson is one of six trustees of the Maurice R. Robinson Trust, and one of two trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the two trusts,respectively. The shares of Class A Stock are convertible into shares of Common Stock,at any time at the option of the holder thereof, on a share-for-share basis. Also includes (E) 7,594 shares of Common Stock for which Mr. Robinson is custodian under a separate custodial account for one of his sons, (F) 4,883 shares of Common Stock with respect to which Mr. Robinson had voting rights at May 31,2008 under the Scholastic 401(k) Savings and Retirement Plan, and
(G) 4,212 shares owned directly by his minor children.